[ING Funds Logo]

January 25, 2008

VIA EDGAR

Ms. Allison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.
(File	Nos. 333-05173 and 811-07651)

Dear Ms. White:

This letter responds to subsequent comments provided by the staff of the Securities and Exchange Commission (the “Staff”) to Paul Caldarelli on January 23, 2008 and to Phil Newman on January 24 for Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A for ING Variable Portfolios, Inc. (“Registrant”). Our summary of the Staff’s comments and our responses thereto are provided below. Included as Attachment A to this letter is the Registrant’s “Tandy Letter.”

The discussion below focuses on the new series, ING WisdomTreeSM Global High-Yielding Equity Index Portfolio (the “Portfolio”).

Supplement Dated January 16, 2008

1.	Comment: The Staff stated that their original comment was regarding the one-page disclosure mentioned in the supplement. The Staff would like to know the status of the one-page disclosure.

Response: Under the terms of an assurance of discontinuance with the New York Attorney General dated October 10, 2006 (the “NYAG Agreement”), an affiliate of ING Investments, LLC, the Portfolio’s investment adviser, agreed to develop a one-page disclosure to improve transparency and disclosure regarding retirement product fees. The one-page disclosure is being provided to retirement product customers of the affiliate pursuant to the terms of the NYAG Agreement.

Information for Investors—Frequent Trading-Market Timing (pg. 7)

2.	Comment: The Staff stated that the original comment requested that the Registrant add the disclosure that it has entered into agreements pursuant to Rule 22c-2

Response: The disclosure required by Rule 22c-2 is contained in the last sentence of the first paragraph.

Hypothetical Performance (pg. 16)

3.	Comment: The Staff reiterated its position that the hypothetical performance of the WisdomTreeSM Global High-Yielding Equity Index (the “Index”) should be removed from the prospectus.

Response: Subsequent discussions with the Staff have resulted in additional comments relating to the use of the hypothetical performance in the prospectus. Those comments and their responses are outlined as comments 4-8 below.

4.	Comments: The Staff requested that any amendment to the Registration Statement that includes information regarding the hypothetical performance of the Index be filed pursuant to Rule 485(a).

Response: The Registrant will file its amendment to the Registration Statement (assuming such amendment contains hypothetical performance information regarding the Index) pursuant to Rule 485(a), together with a request for acceleration of the effectiveness of the amendment.

5.	Comment: Supplementally, confirm that ING is not affiliated with WisdomTree Investments, Inc. (the provider of the Index) and describe any role played by ING in the creation of the Index.

Response: Wisdom Tree Investments, Inc. (“Wisdom Tree”) is not affiliated with any ING entity. Wisdom Tree approached ING with various dividend-weighted stock indexes developed by Wisdom Tree. ING chose the Wisdom Tree Global High-Yielding Index which had the appropriate risk and return characteristics for a fund that was designed for use as an underlying investment option for an annuity product.

6.	Comment: The Staff stated its belief that, because the prospectus permits the Portfolio to engage in securities lending activities and to invest in various instruments and pursue investment strategies that are potentially inconsistent with the construction of the Index, it is inappropriate to include the hypothetical performance of the Index in the prospectus.

Response: The Registrant will remove the reference in the prospectus to securities lending, all investments in convertible securities and options. The Registrant believes that investments in futures contracts and investment companies, including exchange traded funds that are designed to reflect the returns of the Index or components of the Index (as described in the prospectus) are appropriate and consistent with the Portfolio’s objective of seeking returns that closely correspond to the price and yield performance, before fees and expenses, of the Index. The Registrant believes that such investments provide necessary and appropriate methods of maintaining exposures to the components of the Index, particularly in connection with managing cash flows into and out of the Portfolio. Furthermore, consistent with the indexing strategy used in managing the Portfolio, the prospectus of the Portfolio, as proposed to be revised, states that “under normal circumstances, the Portfolio invests at least 95% of the Portfolio’s assets in stocks that make up the Index. Accordingly, the Registrant believes that the Portfolio’s investment strategies and techniques, as proposed to be modified, are consistent with the proposal to include the hypothetical performance of the Index in the prospectus. Included as Attachment B to this letter is a copy of the relevant section of the Prospectus of the Portfolio, as proposed to be revised.

7.	Comment: Supplementally, explain more precisely the timing of any reconstitution of the Index and the timing and frequency of deletions of companies from the Index. In addition, explain supplementally the timing of changes to the Portfolio in response to any reconstitution of or deletion of companies from the Index.

Response: The Index is reconstituted annually on the third Friday in June. Deletions from the Index are made under the following circumstances: (1) when a company included in the Index is de-listed or acquired by a company not included in the Index; (2) when a company in the Index completely cancels its dividend; (3) when a company files for bankruptcy; (4) when a company re-incorporates outside of defined domiciles; and (5) when a company is spun-off from an existing component company within the Index. The Portfolio will reconstitute its holding as soon as practicable following the annual Index reconstitution. Any deletions to the Portfolio’s holdings will occur as soon as practicable after the deletion of a security held in the Index.

8.	Comment: Confirm supplementally that the criteria used to determine the components of the Index is entirely rules-based.

Response: The Registrant confirms that criteria used to determine the components of the Index is entirely rules-based.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Goodwin Procter LLP

Attachment A

[ING Funds Logo]

January 25, 2008

VIA EDGAR

Ms. Allison White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.
(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Goodwin Procter LLP

Attachment B

ING WISDOMTREESM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO	Adviser ING Investments, LLC Sub-Adviser ING Investment Management Co.

INVESTMENT

OBJECTIVE

The Portfolio seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTreeSM Global High-Yielding Equity Index (“Index”). The Portfolio’s investment objective is not fundamental and may be changed without a shareholder vote.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio normally invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of companies included in the Index and derivatives (including futures) whose economic returns are, by design, closely equivalent to the returns of the Index or its components. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Portfolio invests in equity securities of issuers in a number of different countries, including the U.S. The Portfolio may invest in companies located in countries with emerging securities markets.

The Portfolio employs a “passive management” approach and, under normal circumstances, the portfolio invests at least 95% of the Portfolio’s assets in stocks that make up the Index. This passive management approach is designed to track the performance of the Index. The Portfolio generally uses a replication strategy to achieve its investment objective and generally will hold each stock in approximately the same proportion as its weighting in the Index. The Portfolio may not always hold all of the same securities as the Index. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore, has a performance disadvantage over the Index.

The Portfolio may also invest in shares of other investment companies, including exchange traded funds.

For additional information on the Index and the Portfolio’s investment strategies, please see the section entitled “More on the Portfolio.”

RISKS

You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others.

Concentration — to the extent that the Portfolio’s Index concentrates in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives.

Derivatives — derivatives are subject to the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty to the derivative instruments, and the risk of loss due to changes in interest rates. The use of certain derivatives may have a leveraging effect which may increase the volatility of the Portfolio and may reduce its returns.

Foreign Investing — foreign investments may be riskier than U.S. investments for many reasons, including: changes in currency exchange rates; unstable political, social and economic conditions; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.; less standardization of accounting standards and market regulations in certain foreign countries; and varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. Additionally, securities of foreign companies may be denominated in foreign currencies. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. These factors may make foreign investments more volatile and potentially less liquid than U.S. investments. To the extent the Portfolio in countries with emerging securities markets, there may be other risks involved such as those of immature economics, political instability and less developed and more thinly traded securities markets.

Index Strategy Risk — The Portfolio uses an indexing strategy that does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between the Portfolio and the Index performance may be affected by the Portfolio’s expenses, and the timing of purchases and redemptions of the Portfolio’s shares.

Interest Rate — The Index, and therefore the Portfolio, may be more heavily weighted than other types of investments in market sectors that are sensitive to interest rate fluctuations (such as the financial and real estate sectors). The Portfolio therefore may be more sensitive to fluctuations in interest rates than other types of investments. In particular, increases to prevailing interest rates could have a negative impact on the performance of the Portfolio.

Non-Correlation Risk — the performance of the Portfolio and the Index may vary somewhat for a variety of reasons. For example, the Portfolio incurs operating expenses and portfolio transaction costs not incurred by the Index. In addition, the Portfolio may not be fully invested in the securities of the Index at all times. The use of sampling techniques may affect the Portfolio’s ability to achieve close correlation with the Index.

Other Investment Companies — the main risk of investing in other investment companies is the risk that the value of the underlying securities might decrease. Because the Portfolio invests in other investment companies, you will pay a proportionate share of the expenses of that other investment company (including management fees, administration fees and custodial fees) in addition to the expenses of the Portfolio.

Price Volatility — the value of the Portfolio changes as the prices of its investments go up or down. Equity securities face market, issuer and other risks, and their values may fluctuate, sometimes rapidly and unpredictably. Market risk is the risk that securities may decline in value due to factors affecting the securities markets generally or particular industries. Issuer risk is the risk that the value of a security may decline for reasons relating to the issuer, such as changes in the financial condition of the issuer. While equities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility. The Portfolio may invest in companies of all market capitalizations. Securities of small- and mid-sized companies may be more susceptible to price volatility than larger companies because they typically have fewer financial resources, more limited product and market diversifications, and may be dependent on a few key managers.

A more detailed discussion of the risks associated with investing in the Portfolio is available in the ‘‘More Information About Risks’’ section.

2	ING WisdomTreeSM Global High-Yielding Equity Index Portfolio